CLIFFORD CHANCE US LLP
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Via EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549-0404	Direct Dial: 212-878 8526 E-mail: kathleen.werner@cliffordchance.com June 11, 2014

Carey Watermark Investors 2 Incorporated

Ladies and Gentlemen:

On behalf of Carey Watermark Investors 2 Incorporated (“CWI 2”), we submit for filing CWI 2’s initial Registration Statement on Form S-11 for its proposed initial public offering.  The applicable filing fee has been paid.

Please contact the undersigned with any questions or comments regarding this filing.  Thank you.

Sincerely,

/s/ Kathleen L. Werner

Kathleen Werner

Enclosure

cc:                                Sapna Sanagavarapu, Esq.,